Filed by Sykes Enterprises, Incorporated
Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: ICT Group, Inc.
Commission File No.: 333-162729
The following material was distributed by Sykes Enterprises, Incorporated and ICT Group, Inc. to employees of Sykes Enterprises, Incorporated and ICT Group, Inc. on February 1, 2010.
Together... Working Toward Our Future
As we approach the anticipated close date of the proposed merger, we bring you this fifth installment of our Together communication series to outline the opportunity the new company will have to be the leader in the customer care industry. But before discussing the leadership potential of the new, combined company, we’d like to provide another merger-related update. As we communicated earlier, subject to the approval of the transaction by the ICT Group shareholders and the satisfaction of other customary closing conditions, the transaction is expected to close effective 11:59 p.m. on February 2, 2010. To honor this momentous occasion, a Town Hall meeting is scheduled at the ICT Group Lakeland facility on February 3. Both SYKES and ICT Group employees will attend the Town Hall meeting, which will be broadcast on February 4. This broadcast will allow all employees to witness the event as well as listen to some of the employee questions that were answered that day. A communication with instructions for accessing the broadcast will be provided at a later date.

Together... The Opportunity To Lead
To maintain the leadership reputation both ICT Group and SYKES have enjoyed separately throughout the years, after the merger, we will come together to collaborate amongst our combined 51,000 employees to innovate customer care. But, before innovation can occur we must each be focused on excellence of service and keeping promises to our customers. These concepts are foundational to seizing the opportunity to lead.
Focus...Focus...Focus.
While some companies try to be all things to all people, the underlying common element to the past success of ICT Group and SYKES is the focus we have maintained on what we do best...service to our customers. With this intense focus, neither company allowed itself to become distracted, but rather worked to continuously improve the service and support provided to our clients’ customers every day. This focus on our core competency will remain with the new combined company. Regardless of the vertical markets we serve today, and may come to serve in the future, we will always provide service and peace of mind to customers when they need help. We will be a global team of people serving people.
A promise made will be a promise kept.
Just as ICT Group and SYKES have always worked to meet the commitments they’ve made to their customers, the new combined company will continue to place the highest priority on doing what we say we are going to do. This will be our service mantra and will apply to all of our key audiences. For many of our clients, keeping promises is a basic expectation for the successful supplier relationship they seek. For our employees, kept promises are foundational to the trust required to develop their service careers with us. For communities, fulfilling our pledge to operate as a responsible corporate citizen leads to gaining long-term community support. And, for our shareholders, meeting commitments is essential for peace of mind, knowing they’ve invested in a company with solid business disciplines and integrity.
Collaboration for Innovation.
Focusing on service and meeting our commitments then gives ICT and SYKES a ticket to build upon the services we provide today, to develop and deploy innovative service solutions of tomorrow. These innovations in service will help our respective clients provide fast, friendly, efficient and affordable service to their customers, making them more profitable and building customer loyalty to their brand. This will not only make the new combined company a vendor of choice, but will make it the leader in customer care.
Additional Information
In connection with the proposed merger, SYKES has filed with the SEC a Registration Statement on Form S-4 containing a definitive proxy statement of ICT that also constitutes a prospectus of SYKES. ICT has mailed the definitive proxy statement/prospectus to its shareholders. SYKES and ICT urge investors and security holders to read the definitive proxy statement/prospectus regarding the proposed merger because it contains important information. You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents free from SYKES at http://investor.SYKES.com/phoenix.zhtml?c=119541&p=irol-sec, or by contacting SYKES ‘Investor Relations Department at 1-813-233-7143, or by contacting MBS Value Partners at 1-212-750-5800. You may also obtain these documents, free of charge, from ICT at www.ictgroup.com.
SYKES, ICT and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from ICT shareholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the ICT shareholders in connection with the proposed merger are set forth in the definitive proxy statement/prospectus that has been filed with the SEC. You can find information about SYKES’ executive officers and directors in the proxy statement for SYKES ’ 2009 annual meeting of shareholders, filed with the SEC on April 22, 2009. You can find information about ICT’s executive officers and directors in the proxy statement for ICT’s 2009 annual meeting of shareholders, filed with the SEC on April 29, 2009. Free copies of these documents may be obtained from SYKES and ICT as described above.